UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.2, 99.3, and 99.4 of this Form 6-K are hereby incorporated by reference into the registrant’s registration statements on Form F-3 (File No. 333-264906), Form S-8 (File No. 333-176856) and Form F-10 (File No. 333-264971).

INDEX TO EXHIBITS

99.1	Press Release dated March 15, 2023 – Franco-Nevada Reports 2022 Results

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022

99.3

Audited Consolidated Financial Statements as at and for the fiscal years ended December 31, 2022 and 2021, including the notes thereto, together with Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon

99.4	Consent of PricewaterhouseCoopers LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Coverage Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: March 15, 2023	Lloyd Hong

Chief Legal Officer & Corporate Secretary

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